

Mail Stop 4720

April 21, 2016

Via E-mail
Mr. Peter N. Kellogg
Chief Financial Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901

    Re: Celgene Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed February 11, 2016
               File No. 001-34912

Dear Mr. Kellogg:

      We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Item 1A. Risk Factors
We are dependent on the continued commercial success of our primary products. . . , page 18

1. We note your disclosure on page 35 that sales of REVLIMID represented over 63% of your total revenues in 2015. In future filings, please expand this risk factor to highlight the concentration of your revenues attributable to REVLIMID. Alternatively, tell us why you believe such disclosure is not warranted.

Notes to Consolidated Financial Statements
Note 4: Financial Instruments and Fair Value Measurement, page 79

2. Please tell us the unobservable inputs used to fair value your contingent consideration obligation and provide us the quantified information about these inputs as stipulated in ASC 820-10-50-2bbb. Separately tell us your consideration for disclosing this information in your filing.

Note 18: Commitments and Contingencies
Legal Proceedings
Other Proceedings, page 113

3. You disclose many proceedings in this section where you disclose your intent to vigorously defend your case without providing any indication of the potential financial impact. For each matter in this section, please tell us why you have not disclosed the reasonably possible loss or range of reasonably possible loss in excess of the amounts accrued as required by ASC 450-20-50-3 and 50-4. If you cannot reasonably estimate the possible loss or range of possible loss, tell us why not for each matter and represent to us that you will specifically indicate this inability in future disclosures as required by ASC 450-20-50-4b.

Note 19: Geographic and Product Information, page 116

4. Please provide us your analysis under ASC 280-10 for concluding that you apparently have only one reportable segment. In your analysis, please also address how you considered the following in determining your operating segments:
    • Commercial organizations for hematology, oncology, and inflammation and immunology as identified in the Sales and Commercialization disclosure on page 15.
    • Global Hematology & Oncology and Global Inflammation & Immunology "franchises" as you refer to them each have a president that reports to the company's president and chief operating officer as identified on your corporate website.

Part III, page 120

5. Please note that we will review the Part III information that you intend to incorporate by reference into your Form 10-K when filed. We may have further comments after reviewing that information and we will not complete our review of your filing until we have had the opportunity to resolve any resulting comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    • the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments on the financial statements and related matters. Please contact Michael Gershon, Staff Attorney, at (202) 551-6598 or Mary Beth Breslin, Legal Branch Chief, at (202) 551-3625 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance